--------------------------------------------------------------

                               13D
CUSIP No. 46988M 20 9                      Page 4 of 18 pages
--------------------------------------------------------------

                         Page 1 of 11 pages

                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
                         __________________

                            SCHEDULE 13D

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                      JADE MOUNTAIN CORPORATION
                          (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                             46988M 20 9
                           (CUSIP Number)

                     Bank of America Corporation
                  Bank of America Corporate Center
                       100 North Tryon Street
                   Charlotte, North Carolina 28255

            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           October 5, 2007
       (Date of Event Which Requires Filing of this Statement)

     If the  filing  person  has  previously  filed  a  statement  on
Schedule  13G to report the  acquisition  that is the subject of this
Schedule 13D, and is filing this schedule  because of Rule  13d-1(e),
13d-1(f) or 13d-1(g), check the following box. [   ]

     Note:  Schedules  filed in paper format  shall  include a signed original and five copies of the  schedule,  including  all  exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.
                     ___________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the  remainder  of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section
18 of the Securities  Exchange  Act  of  1934  ("Act")  or  otherwise subject  to the  liabilities  of that  section  of the Act but  shall be subject to  all  other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. 46988M 20 9              Page 11 of 11 pages

CUSIP No. 46988M 20 9               Page 2 of 11 pages

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BANK OF AMERICA CORPORATION              56-0906609

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                       (b)

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          WC

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  0
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  1,785,714

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  1,785,714

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          1,785,714

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          CO
   -----------------------------------------------------------

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BLUE RIDGE INVESTMENTS, L.L.C.           56-1970824

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                       (b) *

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          WC

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  0
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  1,785,714

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  1,785,714

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          1,785,714

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          OO
   -----------------------------------------------------------

Item 1.       Security and Issuer.

     This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Jade Mountain Corporation, a
Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 211 West Wall Street, Midland, Texas
79701.

Item 2.       Identity and Background.

     This Schedule 13D is being filed pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended, by Bank of America
Corporation, a Delaware corporation ("Bank of America"), and Blue
Ridge Investments, L.L.C., a Delaware limited liability company
("Blue Ridge").  Bank of America and Blue Ridge shall be referred to herein in the aggregate as the "Reporting Persons."

     Bank of America is a bank holding company registered under the
Bank Holding Company Act of 1956, as amended, engaged in the general banking and financial services business through its subsidiaries.
Bank of America owns 99 percent of the outstanding membership interests of Blue Ridge.

     The principal address of Bank of America is Bank of America
Corporate Center, 100 North Tryon Street, Charlotte, North Carolina
28255.

     Blue Ridge is a wholly owned, non-bank subsidiary of Bank of
America engaged in the business of investments in high-yield debt and equity securities of varying types issued by U.S. corporate or foreign issuers, including securities of distressed or bankrupt issuers.

     The principal address of Blue Ridge is 214 North Tryon Street,
Charlotte, North Carolina 28255.

     Information concerning each executive officer, director and controlling person of each of the Reporting Persons (the "Listed
Persons") is listed on Schedule I attached hereto, and is
incorporated by reference herein. To the knowledge of the Reporting
Persons, all of the Listed Persons are citizens of the United States.

     Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

     Blue Ridge acquired the Common Stock for $8,000,000 using its working capital.

Item 4.       Purpose of Transaction

     Blue Ridge acquired the Common Stock for investment purposes.

Item 5.       Interest in Securities of the Issuer

     (a) Blue Ridge directly beneficially owns, Bank of America may be deemed to beneficially own by virtue of its owning 99 percent of the outstanding membership interests of Blue Ridge and NB Holdings, a wholly owned, non-bank subsidiary of Bank of America, may be deemed to beneficially own by virtue of its owning one percent of the outstanding membership interests of Blue Ridge, 1,785,714 shares of Common Stock of the Issuer, representing approximately 7.1% of outstanding Common Stock.

         Except as set forth in this Item 5(a), the Reporting
Persons do not beneficially own any Common Stock.

     (b) The Reporting Persons have shared power to vote or direct the vote and to dispose or to direct the disposition of the Common
Stock reported hereby.

     (c) The Common Stock identified in Item 5(a) hereof was
acquired on October 5, 2007 pursuant a Securities Purchase Agreement dated as of September 27, 2007, by and among the Issuer, Blue Ridge and the other investors named therein.  Except as identified in the preceding sentence, the Reporting Persons have not effected any transaction in the Common Stock during the past sixty days.

(d)  Not applicable.

     (e) Not applicable.

Item 6.       Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

     As of September 27, 2007, the Issuer, Blue Ridge, and the other investors party to the Securities Purchase Agreement entered into a
Registration Rights Agreement pursuant to which Issuer has
undertaken to file a registration statement with the Securities and
Exchange Commission on Form S-3 to permit the resale of the common stock by Blue Ridge and the other investors named in the
Registration Rights Agreement.

Item 7.       Material to Be Filed as Exhibits

Exhibit  Name
99.1     Joint Filing Agreement, dated as of October
         15, 2007 by and among Bank of America and Blue
         Ridge.

                              SIGNATURE

     After  reasonable  inquiry and to the best of the  knowledge and belief of each of the undersigned,  each of the undersigned certifies that the  information  set forth in this statement is true,  complete and correct.

Dated:  October 15, 2007

                       BANK OF AMERICA CORPORATION

                       By:  /s/ Lucille E. Reymann
                       Name: Lucille E. Reymann
                       Title: Senior Vice President

                       BLUE RIDGE INVESTMENTS, L.L.C.

                       By:  /s/ Daven A. Patel
                       Name: Daven A. Patel
                       Title: Vice President

                             SCHEDULE I

      EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following sets forth the name, business address, and present principal occupation of each executive officer and director of Bank of America Corporation.

---------------------------------------------------------
     Name       Position with     Principal Occupation
               Bank of America
                  Corporation
---------------------------------------------------------
---------------------------------------------------------
Kenneth     D. Chairman,   Chief Chairman,         Chief
Lewis          Executive         Executive  Officer  and
               Officer,          President  of  Bank  of
               President     and America Corporation
               Director
---------------------------------------------------------
---------------------------------------------------------
J.      Steele Chief             Chief    Administrative
Alphin         Administrative    Officer   of   Bank  of
               Officer           America Corporation
---------------------------------------------------------
---------------------------------------------------------
Liam E. McGee  President,        President,       Global
               Global   Consumer Consumer    and   Small
               and         Small Business   Banking   of
               Business Banking  Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Brian       T. President,        President,       Global
Moynihan       Global     Wealth Wealth  and  Investment
               and    Investment Management  of  Bank of
               Management        America Corporation
---------------------------------------------------------
---------------------------------------------------------
R.      Eugene Vice    Chairman, Vice          Chairman,
Taylor         President,        President,       Global
               Global  Corporate Corporate           and
               and    Investment Investment  Banking  of
               Banking           Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Joe L. Price   Chief   Financial Chief         Financial
               Officer           Officer   of   Bank  of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
Amy      Woods Chief        Risk Chief  Risk  Officer of
Brinkley       Officer           Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Barbara     J. Chief  Technology Chief   Technology  and
Desoer         and    Operations Operations  Officer  of
               Officer           Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
William        Director          Chairman,     President
Barnet, III                      and   Chief   Executive
                                 Officer  of The  Barnet
                                 Company
---------------------------------------------------------
---------------------------------------------------------
Frank       P. Director          Former        Executive
Bramble, Sr.                     Officer     of     MBNA
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
John        T. Director          Chief         Executive
Collins                          Officer of The  Collins
                                 Group, Inc.
---------------------------------------------------------
---------------------------------------------------------
Gary        L. Director          Chairman   Emeritus  of
Countryman                       Liberty Mutual Group
---------------------------------------------------------
---------------------------------------------------------
Tommy       R. Director          Retired        General,
Franks                           United States Army
---------------------------------------------------------
---------------------------------------------------------
Charles     K. Director          Former    Chairman   of
Gifford                          Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
W.      Steven Director          Dean  of  Kenan-Flagler
Jones                            Business        School,
                                 University   of   North
                                 Carolina at Chapel Hill
---------------------------------------------------------
---------------------------------------------------------
Monica      C. Director          Publisher   and   Chief
Lozano                           Executive   Officer  of
                                 La Opinion
---------------------------------------------------------
---------------------------------------------------------
Walter      E. Director          President  of Morehouse
Massey                           College
---------------------------------------------------------
---------------------------------------------------------
Thomas J. May  Director          Chairman  of  President
                                 and   Chief   Executive
                                 Officer, NSTAR
---------------------------------------------------------
---------------------------------------------------------
Patricia    E. Director          President   and   Chief
Mitchell                         Executive   Officer  of
                                 The  Paley   Center  of
                                 Media
---------------------------------------------------------
---------------------------------------------------------
Thomas M. Ryan Director          President   and   Chief
                                 Executive   Officer  of
                                 CVS/Caremark
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
O.      Temple Director          Chairman   of   General
Sloan, Jr.                       Parts    International,
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Meredith    R. Director          Director     of    C.D.
Spangler                         Spangler   Construction
                                 Company,   Chairman  of
                                 the   Board   of   C.D.
                                 Spangler    Foundation,
                                 Trustee  of   Wellesley
                                 College     Board    of
                                 Trustees
---------------------------------------------------------
---------------------------------------------------------
Robert      L. Director          Chairman     and    CEO
Tillman                          Emeritus    of   Lowe's
                                 Companies, Inc.
---------------------------------------------------------
---------------------------------------------------------
Jackie M. Ward Director          Retired   Chairman/CEO,
                                 Computer    Generation,
                                 Inc.
---------------------------------------------------------

The following sets forth the name, business address, and present principal occupation of each executive officer and director of Blue
Ridge Investments, L.L.C.

---------------------------------------------------------
     Name        Position with    Principal Occupation
                  Blue Ridge
                 Investments,
                     L.L.C.
---------------------------------------------------------
---------------------------------------------------------
Brian J. Brille Manager          Global  Investment Bank
                                 Executive,    Bank   of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
Kris A. Gagnon  Manager          Risk         Management
                                 Executive,    Bank   of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
Thomas G. White Manager          Head     of      Global
                                 Markets,     Bank    of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
J.     Chandler President        Treasurer,    Bank   of
Martin                           America Corporation
---------------------------------------------------------

                             SCHEDULE II

BANK OF AMERICA  CORPORATION ("BANK OF AMERICA") ENTERED INTO A CIVIL
SETTLEMENT  AGREEMENT  WITH THE NEW YORK COUNTY  (NEW YORK)  DISTRICT
ATTORNEY ON SEPTEMBER 28, 2006.  THE AGREEMENT  PROVIDES  THAT,  FROM
ABOUT  2002 TO 2004,  BANK OF  AMERICA  HAD  DEFICIENCIES  IN CERTAIN
INTERNAL   ANTI-MONEY   LAUNDERING   CONTROLS  AND  FAILED  TO  REACT
APPROPRIATELY  TO THE RISK  PRESENTED BY CERTAIN SOUTH AMERICAN MONEY
SERVICES BUSINESS  CUSTOMERS,  WHO MOVED FUNDS ILLEGALLY THROUGH BANK
OF AMERICA.  THE  AGREEMENT  REQUIRES BANK OF AMERICA TO MAKE A TOTAL
PAYMENT OF $7.5 MILLION,  TO COOPERATE WITH THE DISTRICT  ATTORNEY IN
ONGOING  INVESTIGATIONS,   AND  TO  ABIDE  BY  ANTI-MONEY  LAUNDERING
CHANGES RECOMMENDED BY BANK OF AMERICA'S REGULATORS.

THE BOARD OF GOVERNORS OF THE FEDERAL  RESERVE SYSTEM AND THE RESERVE
BANK  REVIEWED  CERTAIN  ACTIVITIES  OF BANK OF AMERICA'S  WEALTH AND
INVESTMENT  MANAGEMENT  GROUP.  THE RESERVE BANK RAISED CONCERNS THAT
BANK OF AMERICA AND ITS  SUBSIDIARIES  DID NOT ADEQUATELY  ASSESS THE
LEGAL AND  REPUTATIONAL  RISKS POSED BY CERTAIN  MUTUAL FUND  TRADING
ACTIVITIES  AND  ADDRESS  FLAWS IN  COMPLIANCE  AND  RISK  MANAGEMENT
PERTAINING TO THE ASSET MANAGEMENT LINES OF BUSINESS.  FOLLOWING THAT
REVIEW,  THE BANK AND THE RESERVE BANK  EXECUTED A WRITTEN  AGREEMENT
TO ENSURE THAT THE BANK AND ITS  SUBSIDIARIES  MAKE PROGRESS IN THEIR
EFFORTS TO ADOPT AND IMPLEMENT  NUMEROUS  CORRECTIVE ACTIONS AND BEST
PRACTICE  RECOMMENDATIONS.  BANK OF AMERICA HAS AGREED TO CONTINUE TO
TAKE  STEPS  TO  ADOPT  AND  IMPLEMENT  CORRECTIVE  ACTIONS  AND BEST
PRACTICE  RECOMMENDATIONS  OF  THE  INDEPENDENT  CONSULTANTS  AND  TO
ENHANCE THE  ENTERPRISE-WIDE  COMPLIANCE PROGRAM TO ENSURE COMPLIANCE
WITH ALL APPLICABLE LAWS AND  REGULATIONS,  INCLUDING BUT NOT LIMITED
TO SECURITIES LAWS AND REGULATIONS  INCLUDING,  AMONG OTHER THINGS, A
PROCESS  FOR  RESOLVING  OR  ESCALATING  COMPLIANCE  ISSUES,  ONGOING
TRAINING ON POLICIES  AND  PROCEDURES  FOR  COMPLIANCE  WITH LAWS AND
REGULATIONS   FOR   CERTAIN   STAFF  OF  BANK  OF  AMERICA   AND  ITS
SUBSIDIARIES,  ENSURE PROCESSES FOR AN ENHANCED  APPROVAL PROCESS FOR
NEW  CLIENTS,  NEW  OR  UNIQUE  INVESTMENT   PRODUCTS,   SERVICES  OR
TRANSACTIONS,  AND MATERIAL CHANGES TO EXISTING PRODUCTS OR SERVICES,
PROCEDURES  TO ENSURE  THOROUGH  ASSESSMENT  OF RISKS,  POLICIES  AND
PROCEDURES  TO  ENSURE   PRODUCTS,   SERVICES  AND  ARRANGEMENTS  ARE
CONSISTENT  WITH  BUSINESS  EXPERTISE,  STRATEGY  AND  APPROVED  RISK
PROFILE,  PROCEDURES  FOR  INTERNAL  AUDIT,  MECHANISMS  FOR PERIODIC
REVIEWS,  MONITORING OF ENTERPRISE-WIDE ADOPTION AND EXECUTION OF NEW
POLICIES AND PROCEDURES AND OTHER  RECOMMENDATIONS OF THE INDEPENDENT
CONSULTANTS, AND SUBMISSION OF PROGRESS REPORTS TO RESERVE BANK.

Exhibit 99.1

                       JOINT FILING AGREEMENT

         JOINT FILING AGREEMENT, dated as of the 15th day of
October, 2007, between (i) Bank of America Corporation and (ii) Blue
Ridge Investments, L.L.C. (together, the "Joint Filers").

         WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d)
of the Exchange Act by a single joint filing;

         NOW, THEREFORE, in consideration of the premises and the
mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

         1.   The Schedule 13D with respect to the Common Stock of
$.01 par value of  Jade Mountain Corporation, a Nevada corporation
(to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

         2.   Each of the Joint Filers is eligible to use Schedule
13D for the filing of information therein.

         3.   Each of the Joint Filers is responsible for the timely
filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         4.   This Joint Filing Agreement may be executed in one or
more counterparts, all of which taken together shall constitute one and the same instrument.

                       BANK OF AMERICA CORPORATION

                       By:  /s/ Lucille E. Reymann
                       Name: Lucille E. Reymann
                       Title: Senior Vice President

                       BLUE RIDGE INVESTMENTS, L.L.C.

                       By:  /s/ Daven A. Patel
                       Name: Daven A. Patel
                       Title: Vice President